Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2009

O. Edwin French
President and Chief Executive Officer
MedCath Corporation
10720 Sikes Place
Charlotte, North Carolina 28277

> **Re: MedCath Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **File No. 000-33009**

Dear Mr. French:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 11. Executive Compensation

1. We note your response to comment 1 and reissue our previous comment. Please provide us with draft disclosure for your 2009 proxy statement indicating all corporate and individual goals. Please note, we are not advising you to amend your executive compensation disclosure to include information relating to 2009. In order for us to clear your comments relating to your 2008 disclosure, we would like to see your proposed disclosure for 2009. To the extent that you are

concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.

Additionally, please note that FAQ 117.10 relates to Form 8-K disclosure requirements, not executive compensation disclosure required in a Form 10-K by Item 402(b) of Regulation S-K. We also note your statement that the requested information is confidential commercial and financial information that would cause competitive harm to your company if disclosed. Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you should submit a confidential treatment request pursuant to Rule 83.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director